Coca-Cola İçecek

Section

FEB 15 2008

Washington, DC
110

FILE 82-35049

February 13, 2008

[redacted]

08000781

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on February 12, 2008.

Coca-Cola Icecek's ("CCI") Board of Directors at its meeting on 12 February, 2008 approved the amendment of article three of its Articles of Association, in line with its expanding interests in the alcohol free beverages sector. Accordingly, the "operating purpose and area" section of the Articles of Association, stating that CCI produces all kinds of beverages, will be expanded by adding products of all kinds of non-alcoholic beverages, including fruit and vegetable juices, mineral, sparkling, and processed waters, natural mineralized waters, all types of teas, herbal teas, all types of coffees, cacao, or chocolate-based drinks, ayran (diluted yogurt based drink), yogurt-containing drinks and milk and milk-based drinks. This amendment will be submitted for approval by the General Assembly, upon receipt of Capital Markets Board, and Industry and Trade Ministry approvals.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

PROCESSED
FEB 20 2008
THOMSON
FINANCIAL

Sincerely,

Coca-Cola İçecek A.Ş.

END

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68